SO 4/4/03

03015385

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT

[redacted]

## PART III

| SEC FILE NUMBER |
|---|
| 8-49831 |

SEC MAIL RECEIVED MAR 3 1 2003 WASH. D.C. 167

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLEN DOUGLAS SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 N. Orlando Avenue, Suite 200
(No. and Street)

Winter Park, Florida 32789
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lanny Hartsfield 407-862-1919
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lanny Hartsfield, P.A.
(Name – *if individual, state last, first, middle name*)

195 S. Westmonte Drive, Suite K, Altamonte Springs, Florida 32714
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Stephen D. Pizzuti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Douglas Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Executive Officer

Title

Notary Public

Lorna H Benally
My Commission CC921023
Expires March 21, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. See net capital schedule.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. See notes to financial statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C. 187 SECTION

# REPORT OF EXAMINATION OF ACCOUNTS

ALLEN DOUGLAS SECURITIES, INC.

WINTER PARK, FLORIDA

December 31, 2002

TABLE OF CONTENTS

LANNY HARTSFIELD, P. A.
CERTIFIED PUBLIC ACCOUNTANT
195 S. WESTMONTE DRIVE, SUITE K
ALTAMONTE SPRINGS, FLORIDA 32714

TELEPHONE (407) 862-1919
FACSIMILE (407) 862-5045

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Allen Douglas Securities, Inc.
Winter Park, Florida

We have audited the accompanying balance sheet of Allen Douglas Securities, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers and certain State Securities and Exchange Agencies which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen Douglas Securities, Inc., as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles, subject to the pending litigation as outlined in Note 7.

Lanny Hartsfield

Lanny Hartsfield, P.A.
Altamonte Springs, Florida
March 27, 2003

ALLEN DOUGLAS SECURITIES, INC.
BALANCE SHEET
December 31, 2002

## ASSETS

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 32,566 |
| Receivable from broker-dealers and clearing organizations | | 152,230 |
| Deposits with clearing organizations | | 17,645 |
| Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $ 18,832 | | 14,448 |
| Securities owned at cost-NASD | | 3,300 |
| Other assets | | 4,600 |
| | $ | 224,789 |

## LIABILITIES & STOCKHOLDERS' EQUITY

### LIABILITIES

| | | |
|---|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ | 182,102 |
| Payable to broker-dealers and clearing organizations | | -0- |
| | | 182,102 |

### STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Common stock, par value $ 1.00 per share; authorized 10,000 shares; issued and outstanding 100 shares | | 100 |
| Additional paid in capital | | 209,195 |
| Retained earnings | | (166,608) |
| Total stockholders' equity | | 42,687 |
| | $ | 224,789 |

The accompanying footnotes are an integral part of these financial statements.

ALLEN DOUGLAS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

| | | |
|---|---|---|
| REVENUES | | |
| Commission income | $ | 2,472,528 |
| Service fee income | | 62,289 |
| Interest income | | 39,121 |
| Other income | | 7,009 |
| | | 2,580,947 |
| EXPENSES | | |
| Broker's compensation | | 1,071,674 |
| Floor brokerage, exchange, and clearance fees | | 611,857 |
| Management fee expense | | 580,260 |
| Registration fees | | 35,888 |
| Other expenses | | 356,055 |
| | | 2,655,734 |
| Net loss before income provision | | 74,787 |
| Provision for income taxes | | -0- |
| Net loss | $ | 74,787 |
| Loss per Share of Common Stock | $ | 747.87 |

The accompanying footnotes are an integral part of these financial statements.

ALLEN DOUGLAS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

| | Capital stock Common | | Additional paid in | Retained | Total Stockholders |
|---|---|---|---|---|---|
| | Shares | Amount | capital | Earnings | Equity |
| Balance at January 1, 2002 | 100 | $ 100 | $ 209,195 | $ ( 91,821) | $ 117,474 |
| Net loss | | | | ( 74,787) | ( 74,787) |
| Balance at December 31, 2002 | 100 | $ 100 | $ 209,195 | $ (166,608) | $ 42,687 |

The accompanying footnotes are an integral part of these financial statements.

ALLEN DOUGLAS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Cash received from commissions & other receipts | | $ 2,688,500 |
| Cash paid on commissions & other overhead | | 2,655,734 |
| Net cash applied to operating activities | | 32,766 |
| Cash flows from investing activities: | | |
| None | -0- | |
| Net cash used in investing activities | | -0- |
| Cash at end of year | | $ 32,766 |
| Supplemental cash flow disclosures: | | |
| Income tax payments | | None |
| Interest payments | | -0- |
| Noncash financing activity-borrowings under secured demand note collateral agreements | | None |

The accompanying footnotes are an integral part of these financial statements.

ALLEN DOUGLAS SECURITIES, INC.
SCHEDULE OF NET CAPITAL
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity qualified for net capital | | $ 42,687 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Furniture, equipment, and leasehold improvements, net | 14,448 | |
| Other assets | 7,900 | 22,348 |
| Net capital before haircuts on securities positions | | 20,339 |
| Haircuts on securities | | ( 353) |
| Net capital | | $ 19,986 |
| Aggregate indebtedness: | | |
| Payables to brokers and dealers | | $ -0- |
| Accounts payable, accrued expenses and other liabilities | | 182,102 |
| Total aggregate indebtedness | | 182,102 |
| Ratio of aggregate indebtedness to net capital | | 9.11to1 |

The accompanying footnotes are an integral part of these financial statements.

ALLEN DOUGLAS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Florida Corporation that is a wholly-owned subsidiary of American Trading & Brokerage, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Allen Douglas Securities, Inc., is engaged in a single line of business as a broker-dealer, which comprises agency transactions.

SECURITIES TRANSACTIONS

Proprietary securities transaction in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities transactions are reported on a settlement date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

COMMISSIONS

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

INCOME TAXES

The Company has elected Subchapter "S" status for income tax purposes. Federal income taxes are calculated as if the company filed as a regular "C" corporation for tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements.

DEPRECIATION

Depreciation is provided on a straight-line basis using the estimated useful lives of five to ten years.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consists of the following:

| | |
|---|---|
| Receivable from clearing broker | $ 152,230 |
| Fees and commissions payable | $ -0- |

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The parent company furnishes occupancy, communication and data processing as part of the management fees charged the company.

NOTE 5 - EARNINGS PER SHARE

Earnings per share were computed by dividing net income by the weighted average number of common shares outstanding for the year.

NOTE 6 - PARENT COMPANY

The parent company is American Trading & Brokerage, Inc., a Florida corporation.

NOTE 7 - PENDING LITIGATION

The company and certain officers of the company have been named as defendants in pending litigation. While the management of the company feels the litigation is without merit, it is not possible to predict the end results of the litigation as of this date.